FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for June 2018

On a YoY basis, passenger traffic increased 5.8% in Mexico, and decreased 2.0% in Puerto Rico and 4.6% in Colombia

Mexico City, July 5, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for June 2018 increased 2.2% when compared to June 2017. Passenger traffic rose 5.8% in Mexico, and declined 2.0% in San Juan and 4.6% in Colombia.

This announcement reflects comparisons between June 1 through June 30, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	June		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	2,638,917	2,792,880	5.8	15,747,462	16,854,859	7.0
Domestic Traffic	1,230,363	1,321,639	7.4	6,712,600	7,382,487	10.0
International Traffic	1,408,554	1,471,241	4.5	9,034,862	9,472,372	4.8
San Juan, Puerto Rico	888,616	871,121	(2.0)	4,720,551	4,135,978	(12.4)
Domestic Traffic	771,249	763,681	(1.0)	4,146,943	3,714,790	(10.4)
International Traffic	117,367	107,440	(8.5)	573,608	421,188	(26.6)
Colombia	899,887	858,823	(4.6)	5,116,541	4,880,688	(4.6)
Domestic Traffic	775,200	721,255	(7.0)	4,461,419	4,123,159	(7.6)
International Traffic	124,687	137,568	10.3	655,122	757,529	15.6
Total Traffic	4,427,420	4,522,824	2.2	25,584,554	25,871,525	1.1
Domestic Traffic	2,776,812	2,806,575	1.1	15,320,962	15,220,436	(0.7)
International Traffic	1,650,608	1,716,249	4.0	10,263,592	10,651,089	3.8

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Mexico Passenger Traffic
		June		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,230,363	1,321,639	7.4	6,712,600	7,382,487	10.0
CUN	Cancun	697,550	764,249	9.6	3,585,217	4,032,505	12.5
CZM	Cozumel	8,042	12,295	52.9	55,308	72,993	32.0
HUX	Huatulco	55,665	55,387	(0.5)	309,833	327,869	5.8
MID	Merida	156,270	175,217	12.1	936,303	1,054,366	12.6
MTT	Minatitlan	16,954	16,178	(4.6)	100,344	94,567	(5.8)
OAX	Oaxaca	61,216	62,162	1.5	352,689	400,875	13.7
TAP	Tapachula	22,146	24,253	9.5	142,392	145,059	1.9
VER	Veracruz	110,763	119,459	7.9	617,185	681,137	10.4
VSA	Villahermosa	101,757	92,439	(9.2)	613,329	573,116	(6.6)
International Traffic		1,408,554	1,471,241	4.5	9,034,862	9,472,372	4.8
CUN	Cancun	1,336,118	1,392,349	4.2	8,501,874	8,905,478	4.7
CZM	Cozumel	38,468	41,402	7.6	248,038	241,714	(2.5)
HUX	Huatulco	1,603	3,318	107.0	98,035	102,068	4.1
MID	Merida	16,460	17,226	4.7	92,689	114,498	23.5
MTT	Minatitlan	552	588	6.5	3,441	3,357	(2.4)
OAX	Oaxaca	5,110	6,952	36.0	32,728	47,540	45.3
TAP	Tapachula	1,248	1,214	(2.7)	7,111	8,295	16.7
VER	Veracruz	5,509	5,531	0.4	32,179	31,742	(1.4)
VSA	Villahermosa	3,486	2,661	(23.7)	18,767	17,680	(5.8)
Traffic Total Mexico		2,638,917	2,792,880	5.8	15,747,462	16,854,859	7.0
CUN	Cancun	2,033,668	2,156,598	6.0	12,087,091	12,937,983	7.0
CZM	Cozumel	46,510	53,697	15.5	303,346	314,707	3.7
HUX	Huatulco	57,268	58,705	2.5	407,868	429,937	5.4
MID	Merida	172,730	192,443	11.4	1,028,992	1,168,864	13.6
MTT	Minatitlan	17,506	16,766	(4.2)	103,785	97,924	(5.6)
OAX	Oaxaca	66,326	69,114	4.2	385,417	448,415	16.3
TAP	Tapachula	23,394	25,467	8.9	149,503	153,354	2.6
VER	Veracruz	116,272	124,990	7.5	649,364	712,879	9.8
VSA	Villahermosa	105,243	95,100	(9.6)	632,096	590,796	(6.5)

U.S. Passenger Traffic, San Juan Airport (LMM)
		June		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		888,616	871,121	(2.0)	4,720,551	4,135,978	(12.4)
Domestic Traffic		771,249	763,681	(1.0)	4,146,943	3,714,790	(10.4)
International Traffic		117,367	107,440	(8.5)	573,608	421,188	(26.6)

Colombia Passenger Traffic Airplan
		June		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		775,200	721,255	(7.0)	4,461,419	4,123,159	(7.6)
MDE	Rionegro	548,477	502,285	(8.4)	3,173,916	2,885,896	(9.1)
EOH	Medellin	83,024	88,378	6.4	491,541	502,626	2.3
MTR	Monteria	88,977	77,065	(13.4)	478,464	427,257	(10.7)
APO	Carepa	16,923	16,133	(4.7)	102,443	94,522	(7.7)
UIB	Quibdo	31,336	30,011	(4.2)	176,907	171,151	(3.3)
CZU	Corozal	6,463	7,383	14.2	38,148	41,707	9.3
International Traffic		124,687	137,568	10.3	655,122	757,529	15.6
MDE	Rionegro	124,687	137,568	10.3	655,122	757,529	15.6
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		899,887	858,823	(4.6)	5,116,541	4,880,688	(4.6)
MDE	Rionegro	673,164	639,853	(4.9)	3,829,038	3,643,425	(4.8)
EOH	Medellin	83,024	88,378	6.4	491,541	502,626	2.3
MTR	Monteria	88,977	77,065	(13.4)	478,464	427,257	(10.7)
APO	Carepa	16,923	16,133	(4.7)	102,443	94,522	(7.7)
UIB	Quibdo	31,336	30,011	(4.2)	176,907	171,151	(3.3)
CZU	Corozal	6,463	7,383	14.2	38,148	41,707	9.3

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

-END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 6, 2018